EXHIBIT 99.3

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more

Toll Free 1-866 964-0492
www.computershare.com/noticeandaccess

Notice of Availability of Proxy Materials for
SHOPIFY INC. Annual General Meeting

Meeting Date and Location:

When:	May 27, 2020	Where:	Online at https://web.lumiagm.com/281483373
10:00 am (Eastern Time)

This year as permitted by Canadian securities regulators, Shopify Inc. ("Shopify") is using notice-and-access to deliver the proxy materials for its annual meeting of shareholders, including the management proxy circular (the "Circular"), to both its registered and non-registered shareholders. Shopify is also using notice-and-access to deliver its annual consolidated financial statements (the "Financial Statements") to its registered and non-registered shareholders. You are receiving this notice to advise that the proxy materials for the above noted shareholders' meeting and the Financial Statements are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all the important information contained in the Circular and other proxy materials before voting.

The Circular and other relevant materials are available at:
www.envisionreports.comZSHQ19documents20
OR
www.sedar.com
OR
https://investors.shopify.com

How to Obtain Paper Copies of the Proxy Materials and/or the Financial Statements
Shareholders may request to receive paper copies of the current meeting materials and/or the Financial Statements by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. If your request is made before May 27, 2020 (the date of the meeting), the Circular and/or the Financial Statements will be sent to you within three business days of receipt of your request. If the request is made on or after May 27, 2020, the Circular and/or the Financial Statements will be sent to you within ten calendar days of receiving your request. To ensure you receive the materials in advance of the voting deadline and meeting date we estimate that your request must be received no later than 5:00 p.m. (Eastern time) May 11, 2020 (this factors in the three-business day period for processing requests as well as typical mailing times). If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:
Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering you control number as indicated on your Voting Instruction Form or Proxy.

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-613-241-2828 ext. 1024.	To obtain paper copies of the materials after the meeting date, please contact 1-613-241-2828 ext. 1024.

Shareholder Meeting Notice

The Resolutions to be voted on at the meeting are listed below along with the Sections within the Circular where disclosure regarding the matter can be found.

1.Election of Directors - Section 2.1

2.Appointment of Auditors - Section 2.2

3.Advisory Vote on Executive Compensation - Section 2.3

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy.

You may vote your shares by telephone, internet or mail.

You may also vote online at the meeting by following the instructions in the section of the Circular entitled "Voting Information".

Registered Shareholders
To vote by telephone or internet follow the instructions provided on the form of proxy by no later than 10:00 a.m. (EDT) on May 25, 2020. To vote by mail, complete, sign, date, and return your form of proxy to Computershare Investor Services Inc. ("Computershare") in the envelope provided, which must be received no later than 10:00 a.m. (EDT) on May 25, 2020. If the meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting.

Non-registered shareholders
Your nominee is required to ask for your voting instructions before the meeting. Please contact your nominee if you did not receive a request for voting instructions. You may vote your shares by completing the voting instruction form as directed on the form and returning it in the business reply envelope provided for receipt, no later than 10:00 a.m. on the second business day preceding the day of the meeting or any adjournment thereof. If you vote on the Internet, you must do so prior to 10:00 a.m. (Eastern time) on May 25, 2020.

If you have any questions regarding this notice, notice-and-access or the meeting, please call 1-866-964-0492 (toll free within North America) or 1-514-982-8714 (from Outside of North America).

PLEASE VIEW THE CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

•	No Annual Report (or Annual Financial Statements) is (are) included in this mailing.